UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-39339

Biddance AI Systems, Inc.

(Translation of registrant’s name into English)

Unit 304, No. 30 Guanri Road, Siming District

Xiamen City, Fujian Province, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Continuation to the British Virgin Islands and Name Change

As previously disclosed in the Company’s Report on Form 6-K filed with the U.S. Securities and Exchange Commission on July 31, 2026, at the 2026 Annual General Meeting of Shareholders of Hitek Global Inc. (now known as Biddance AI Systems, Inc., the “Company”) held on July 29, 2026, the Company’s shareholders approved (i) the transfer by way of continuation of the Company from the Cayman Islands to the British Virgin Islands and (ii) the change of the Company’s name from “Hitek Global Inc.” to “Biddance AI Systems, Inc.”

On August 24, 2026, pursuant to such approvals, the Company completed its continuation from the Cayman Islands to the British Virgin Islands and changed its name from “Hitek Global Inc.” to “Biddance AI Systems, Inc.”. In connection with the continuation, the Company’s new memorandum and articles of association under the laws of the British Virgin Islands were adopted, a copy of which is filed as Exhibit 3.1 to this Report on Form 6-K and is incorporated herein by reference.

This report on Form 6-K shall be deemed to be incorporated by reference into: (i) the registration statement on Form F-3, as amended (File No. 333-279459); and (ii) the registration statement on Form F-3 (File No. 333-281723) of the Company (collectively, and as amended from time to time, the “Registration Statements”), and into each prospectus or prospectus supplement outstanding under the Registration Statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
3.1	Memorandum and Articles of Association of Biddance AI Systems, Inc., continued August 24, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2026

Biddance AI Systems, Inc.

By:	/s/ Xiaoyang Huang
Xiaoyang Huang
Chief Executive Officer
(Principal Executive Officer)

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